

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 29, 2015

Mr. Charles Wheeler
Chief Executive Officer
Greenbacker Renewable Energy Company LLC
369 Lexington Ave., Suite 312
New York, NY 10017

> **Re:** **Greenbacker Renewable Energy Company LLC**
> **Post-Effective Amendment No. 3 to Registration Statement on Form S-1**
> **Filed April 8, 2015**
> **File No. 333-178786-01**

Dear Mr. Wheeler:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Risk Factors

Risks Related to This Offering and Our Shares

Recent disclosures made by American Realty Capital Properties, page 41

1. With a view toward understanding the impact of ARCP's restatement of earnings on this offering, please clarify the relationship between ARCP, RCS, SC Distributors, LLC and you. In particular, please explain why the investigations into ARCP could impact RCS, SC Distributors, LLC and you in light of your disclosure here where you mention the market concerns related to RCS, however, you do not explain the relationship between RCS and ARCP.

RCS Capital Corporation, page 121

2. We note that none of your independent directors served as officers or directors of ARCP or any ARCP-controlled entity. Revise to clarify whether any of your directors served as an officer or director of ARCP or any ARCP-controlled entity.

3. While we understand that SC Distributors, LLC is an affiliate of your advisor and that RCS is the parent of SC Distributors, LLC, please explain to us why, as you indicate here, your advisor is not affiliated with RCS.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Michael Kennedy, Staff Attorney, at 202-551-3832 or me at 202-551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director


Cc:     Timothy Selby, Esq.
        Richard Butt